Exhibit 99.1

ON THE HEELS OF THE TOTAL CRYPTOCURRENCY MARKET
CAP HITTING $2.6 TRILLION, ZK INTERNATIONAL’S
SUBSIDIARY xSIGMA LAUNCHES ITS BETA FOR TWO
TRADING PLATFORMS FOR CFDs, CRYPTO, CRYPTO
OPTIONS AND CRYPTO DERIVATIVES

WENZHOU, China, Oct. 21, 2021 /PRNewswire/ -- ZK International Group Co., Ltd's (Nasdaq: ZKIN) ("ZKIN", "ZK International" or the "Company"), and its subsidiary xSigma Trading ("xSigma"), is pleased to announce that the Beta Launch of its two flagship trading platforms, “xSigma Trading” for CFD trading and “xSigma Trader” for Crypto, Crypto Options and Crypto derivatives.

XSigma Trading is a proprietary, robust, dynamic, interactive trading platform that focuses on CFD trading in global markets via its advanced, independent design and cutting edge technology. Through xSigma Trading, all traders can participate in the CFD marketplace and engage in the trading of various unique products and offerings including some of the most restricted stock lists in the marketplace.

XSigma Trader is a cutting edge Crypto, Crypto Options and Crypto derivatives platform allows users to actively assess and engage in the volatile crypto currency market. The platform allows participants to diversify their crypto currency risk by using products like immediate and short-term crypto options and derivatives. xSigma Trader plans to allow the offering of a large variety of crypto currencies and a marketplace for most new crypto listings to trade.

The launch of our Beta Launch is timely in the crypto world as we are witnessing significant events in the crypto space:

•	Bitcoin reached a new all-time high, shooting past $66,000, while ETH broke $4,000
•	The current cryptocurrency Market Cap reached $2.5 trillion according to Coinmarketcap[1]
•	In August open interest on bitcoin and Ether derivatives was $12.12 Billion according to cointelegraph[2]
•	Over $100 billion in derivatives are traded on a busy day according to research of Carnegie Melon University[3]
•	ProShares debuted on the New York Stock Exchange (NYSE) on Tuesday, and seeing trading volume of more than $1 billion on its full first day

1 https://coinmarketcap.com/charts/

2 https://cointelegraph.com/news/cryptocurrency-derivatives-market-shows-growth-despite-regulatory-fud

3 https://www.cmu.edu/tepper/news/stories/2021/april/cryptocurrency-derivatives.html

The CEO of xSigma Trading, Apan Sood states, “We, at xSigma, are very pleased and excited to launch the beta version of our core trading platforms at such and exciting time in the crypto space. We believe that xSigma’s trading products will lead the trading community into the future of CFDs, cryptocurrencies and derivatives trading. Our platforms encompass a wide range of products that truly allow traders at all levels to access a much larger range of equity CFDs and crypto derivatives than what is available in most platforms today. xSigma’s unique trading platforms provide traders with greater opportunities to take advantage of volatile markets while protecting themselves from market risk. Our goal is to create a unique and robust high matching platform that combines crypto derivatives & equity CFD’s all in one trading solution. These systems have been designed as a crypto and CFD trading platform for both retail and institutional clients that will adopt crypto trading, lending, options & derivatives as well as US Equity CFD’s all within one platform."

For further information about xSigma Trading’s products contact us at: https://xsigma-trading.com/#contact-form

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.

ZKIN’s core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly-sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

In 2018, ZKIN established its wholly-owned xSigma Corporation to develop innovative software solutions that support its core operations while exploring new opportunities in smart contracts, distributed ledgers, supply chain management and blockchain architecture. The xSigma Labs team is made up of world-class developers and engineers formerly of Facebook, Google, Amazon, Ripple and 1inch, most recently launching its first DeFi project in the Fall of 2020.

In March of 2021, ZKIN announced the formation of its new wholly-owned subsidiary, xSigma Entertainment Limited. It was established as part of ZK’s integrated network of companies focused on developing and investing in innovative software technology platforms. xSigma Entertainment’s mandate is to acquire assets in the high-growth US gaming market. Sigma Entertainment aims to increase shareholder value by targeting and investing in early stage online gambling businesses that are poised for exponential growth and exits.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About xSigma Trading

The xSigma Trading platform will provide customers with crypto derivation product, such as crypto options, crypto basket trading, crypto basket lending. The platform will provide traders with extreme market depth and liquidity and will give the best opportunity to select and diversify their portfolios with the variety of different products. The xSigma Trading platform will provide US Equity CFDs that will be wide ranging to include equities that are normally not available as CFDs. We will focus on stocks that are "in play", speculative stocks that might normally be hard to borrow or too expensive to trade from the short side.

For more information please visit: https://xsigma-trading.com

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.